Exhibit 12

Beckman Coulter, Inc.

Ratio of Earnings to Fixed Charges

(Unaudited)

	2008	2007	2006	2005	2004
Earnings from continuing operations before fixed charges
Earnings from continuing operations before income taxes	$251.9	$292.7	$215.2	$165.6	$278.2
Fixed charges less capitalized interest	74.5	75.1	73.5	69.8	61.6

Earnings from continuing operations before fixed charges	$326.4	$367.8	$288.7	$235.4	$339.8

Fixed charges
Interest expense, net of capitalized interest	45.0	47.0	47.0	42.9	35.0
Capitalized interest	1.7	3.4	5.4	3.1	—
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.6	2.3	1.0	0.9	1.2
Portion of rentals representative of interest factor	26.9	25.8	25.5	26.0	25.4

Total fixed charges	$76.2	$78.5	$78.9	$72.9	$61.6

Ratio of earnings to fixed charges	4.3	4.7	3.7	3.2	5.5

Note: The ratio of Earnings to Fixed Charges should be read in conjunction with the Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in this Form 10-K.